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                                                                Exhibit (a)(7)


           TOTAL LAUNCHES PUBLIC EXCHANGE OFFER FOR PETROFINA SHARES

TOTAL has announced that it will launch a public exchange offer on May 6 to acquire the 59% of outstanding PetroFina shares it does not already own.

The offer will enable PetroFina shareholders to exchange their shares for newly issued TOTAL stock from May 6 through June 4, on the basis of nine TOTAL shares for every two PetroFina shares. The TOTAL shares will carry dividend rights as of January 1, 1998 and TOTAL VVPR strips, which entitle owners to a reduced dividend withholding tax rate in Belgium.

The offer prospectus, including a description of the transaction and related tender forms, has been approved by Belgium's Banking and Finance Commission. It may be requested in Belgium from Banque Bruxelles Lambert, General de Banque and KBC Bank, and from designated banks in other European countries.

The U.S. Prospectus, which is part of a registration statement, as declared effective by the Securities and Exchange Commission will be mailed to the U.S. security holders beginning on May 6, 1999. The U.S. exchange offer to U.S. security holders will be made only by means of this prospectus.

The public exchange offer will be launched as initially scheduled. It represents the last step in the creation of the new TOTAL FINA group, which will rank among the European majors and will be the fifth-largest oil company in the world.